Financial Statements and Supplementary Information

Lincoln Financial Securities Corporation
Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street
(No. and Street)

Fort Wayne	IN	46802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl R. Pawsat (336) 691-3486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carl R. Pawsat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Securities Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

AVP, Financial and Operations Principal

Title

Notary Public

LORI C KNIBB
Notary Public, North Carolina
Guilford County
My Commission Expires
2/2/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Securities Corporation

Financial Statements and Supplementary Information

Year Ended December 31, 2019

Contents

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: 1.215.448.5000
Fax: 1.215.448.4069
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Lincoln Financial Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lincoln Financial Securities Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company) as of December 31, 2019, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.
February 27, 2020

Lincoln Financial Securities Corporation

Statement of Financial Condition

	December 31, 2019
Assets	
Cash and invested cash	$ 19,215,461
Commissions and fees receivable from third parties	5,736,141
Commissions and fees receivable from affiliates	350,458
Due from affiliates	11
Deferred tax asset	319,154
Other assets	10,231,028
Net property and equipment (accumulated depreciation: 2019 - $2,206,251)	881,366
Total assets	$ 36,733,619
Liabilities and stockholder's equity	
Liabilities:	
Payable to vendors	$ 270,616
Due to affiliates	3,329,139
Accrued commissions	3,733,072
Accrued compensation and benefits	453,051
Other liabilities	7,144,769
Total liabilities	14,930,647
Stockholder's equity:	
Common stock – $1 par value; 100,000 shares authorized; 50,000 shares issued and outstanding	50,000
Additional paid-in capital	33,730,325
Accumulated deficit	(11,977,353)
Total stockholder's equity	21,802,972
Total liabilities and stockholder's equity	$ 36,733,619

See accompanying notes.

Lincoln Financial Securities Corporation

Statement of Income

	Year Ended December 31, 2019
Revenues:	
Commissions and fees from third parties	105,374,578
Commissions and fees from affiliates	47,520,658
Other	1,095,173
Interest	389,589
Total revenues	154,379,998
Expenses:	
Commissions and agency expenses	135,505,292
Salaries, wages, and benefits	10,601,261
Other general and administrative expenses	10,487,976
Total expenses	156,594,529
Loss before income tax expense	(2,214,531)
Income tax benefit	(409,699)
Net loss	$ (1,804,832)

See accompanying notes.

Lincoln Financial Securities Corporation

Statement of Changes in Stockholder's Equity

	Year Ended December 31, 2019
Common stock:	
Balance as of beginning and end of year	$ 50,000
Additional paid-in capital:	
Balance as of beginning and end of year	33,730,325
Accumulated deficit:	
Balance as of beginning of year	(10,172,521)
Net loss	(1,804,832)
Balance as of end of year	(11,977,353)
Total stockholder's equity as of end of year	$ 21,802,972

See accompanying notes.

Lincoln Financial Securities Corporation

Statement of Cash Flows

	Year Ended December 31, 2019
Cash flows from operating activities	
Net loss	$ (1,804,832)
Adjustments to reconcile net loss to net cash	
Used in operating activities:	
Depreciation on property and equipment	533,747
Change in deferred tax asset	(319,154)
Change in commissions and fees receivable from third parties	(748,815)
Change in commissions and fees receivable from affiliates	(15,034)
Change in due from affiliates	1,469,135
Change in other assets	1,054,265
Change in payable to vendors	(11,397)
Change in due to affiliates	(42,752)
Change in accrued commissions	(244,946)
Change in accrued compensation and benefits	33,201
Change in other liabilities	(1,804,074)
Net cash used in operating activities	(1,900,656)
Cash and invested cash as of beginning of year	21,116,117
Cash and invested cash as of end of year	$ 19,215,461
Supplemental disclosure of cash flow information	
Income tax payments	$ (1,437,855)

See accompanying notes.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Securities Corporation ("LFS" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, variable insurance products and equity and fixed income securities, and the provision of fee-based investment advisory services. LFS is licensed to engage in broker-dealer and investment advisor activity throughout the United States. LFS is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous. All direct and indirect expenses that we derive a benefit are appropriately allocated to us.

The Company operates in one reportable segment given the similarities of all the products and services provided.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Cash and Invested Cash

Cash and invested cash is carried at cost, which approximates fair value, and includes all highly liquid investments purchased with an original maturity of three months or less. Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), we categorized cash and invested cash in Level 1 of the fair value hierarchy. Cash and invested cash included $18,335,000 of securities which were subject to regulatory haircuts for purposes of the computation of net capital.

Revenue from Contracts with Customers

Commission and fees from third parties on the Statement of Income includes revenue from the distribution of non-affiliated securities, including certain mutual funds, variable insurance products and equity and fixed income securities, and the provision of fee-based investment advisory services. Commission and fees from affiliates on the Statement of Income includes revenue from the distribution of affiliated variable insurance products. We disaggregate our revenue from contracts with customers into three sources: commission revenue, advisory fee income and other asset-based and transactional revenue. See Note 2 for more information on revenue recognized from contracts with customers.

The associated accounts receivables are included in the commissions and fees receivable from third parties and affiliates on the Statement of Financial Condition.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFS. Pursuant to an intercompany tax-sharing agreement with LNC, LFS provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFS will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 3 for additional information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

*Other Assets and Other Liabilities related to AdviceNext*SM

The Company entered into an agreement with our clearing provider to launch *AdviceNext*SM, an integrated offering that optimizes the delivery of the firm's practice resources, tools and technology to advisors.

The agreement provided business development credits that were received by the Company from the clearing provider upon achievement of certain time or performance milestones, as specified in the contract. The business development credits were recorded as deferred revenue. The current balance of $6,067,252 is included in other liabilities on the Statement of Financial Condition. These credits are being recognized over the contract period in other revenue on the Statement of Income. The business development credits are included within the other asset-based and transactional revenues reported in Note 2. Additionally, the launch of *AdviceNext*SM resulted in incremental and identifiable costs directly related to the acquisition of the agreement with the clearing provider. These costs have been capitalized, net of amortization. The current balance of $6,938,481 is included in other assets on the Statement of Financial Condition. These costs will be amortized over the contract period in other general and administrative expenses on the Statement of Income.

Property and Equipment

Property and equipment owned for company use is carried at cost less allowances for depreciation. Provisions for depreciation are computed on the straight-line method over the estimated useful lives of the assets.

Deferred Compensation

Certain LFS employees participate in a deferred compensation plan sponsored and administered by LNC. LFS is allocated certain expenses related to the plan by LNC. LFS reports current period expense in salaries, wages, and benefits on the Statement of Income with the liability in accrued compensation and benefits on the Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Stock-Based Compensation

Certain LFS employees participate in stock-based compensation programs sponsored and administered by LNC. LFS is allocated certain expenses related to the program by LNC. LFS reports current period expense in salaries, wages, and benefits on the Statement of Income with the nonexercised portion in accrued compensation and benefits on the Statement of Financial Condition.

Loans to Registered Representatives

LFS has a program that offers forgivable and non-forgivable loans to attract top-producing representatives to join the sales network. . Our loan portfolio primarily consists of forgivable loans. For such loans, if the producers can generate gross dealer concessions ("GDC") in excess of a contracted amount, LFS will advance the representative a specified dollar amount that will be forgiven over the life of the loan (typically three to seven years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived. Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. For the non-forgivable loans, appropriate reserves are recorded. LFS reported loan receivables, net of amortization, of $3,131,799 as of December 31, 2019, in other assets on the Statement of Financial Condition.

Going Concern

LFS operates at a loss, but management believes that its continued existence is not threatened due to adequate levels of operating and regulatory capital. Additionally, LFS provides important retail distribution for its parent's products. LNC has the ability to provide additional capital if needed and has shown the willingness to make such capital infusions into LFS. Management believes that additional capital will be invested in LFS if needed.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Adoption of New Accounting Standard

The following table provides a description of our adoption of new Accounting Standards Updates ("ASUs") issued by the FASB and the impact of the adoption on our financial statements. ASUs not listed below were assessed and determined to be either not applicable or not material in presentation or amount.

Standard	Description	Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-02, Leases	This standard establishes a new accounting model for leases. Lessees will recognize most leases on the balance sheet as a right-of-use asset and a related lease liability. The lease liability is measured as the present value of the lease payments over the lease term with the right-of-use asset measured at the lease liability amount and including adjustments for certain lease incentives and initial direct costs. Lease expense recognition will continue to differentiate between finance leases and operating leases resulting in a similar pattern of lease expense recognition as under current GAAP. This ASU permits a modified retrospective adoption approach that includes a number of optional practical expedients that entities may elect upon adoption. Early adoption is permitted.	January 1, 2019	The adoption of this guidance did not have a material impact on our Statement of Financial Condition and Statement of Income.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Future Adoption of New Accounting Standard

The following table provides a description of future adoptions of new accounting standards that may have an impact on our financial statements when adopted:

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-13, Measurement of Credit Losses on Financial Instruments	These amendments adopt a new model to measure and recognize credit losses for most financial assets. The amendments require credit losses to be recognized through an allowance with the impacts to be adopted through a cumulative effect adjustment to the beginning balance of retained earnings as of the first reporting period in which the amendments are effective. Early adoption is permitted for annual periods beginning after December 15, 2018, and interim periods therein.	January 1, 2020	We do not expect the adoption of this guidance to have a material impact on our Statement of Financial Condition and Statement of Income.

2. Revenues from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following table illustrates the revenue recognized from contracts with customers and the timing of revenue recognition disaggregated by category:

	Timing of Revenue Recognition	
	Point in time	Over time
Commission revenue	$ 70,245,140	$ 40,559,663
Advisory fee income	-	34,603,799
Other asset-based and transactional revenue	846,982	7,734,826
Total	$ 71,092,122	$ 82,898,288

Commission Revenue

Commission revenue primarily represents revenues generated for the distribution of affiliated variable insurance products and non-affiliated securities, including certain mutual funds, variable insurance products, and equity and fixed income securities. Commission revenue transactions are recorded on a trade-date basis as performance obligations are met and satisfied when the underlying customer asset or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The commission revenue primarily consists of both sales-based commission revenue and trailing commission revenue recognized at a point in time and over time, respectively. The transaction price calculation for sales-based commission revenue is usually defined in the contract or prospectus and is based on a percentage of sales or assets or some combination of both. The transaction price calculation for trailing commission revenue is based on a contractual percentage of the market value of customer asset holdings at the end of a contractually defined measurement period.

2. Revenues from Contracts with Customers (continued)

Advisory Fee Income

Advisory fee income represents revenues generated for providing advisory services to customers. Advisory fee income is recorded over the period the services are provided as performance obligations are met and satisfied when the customer is receiving and consuming the provided benefits. The transaction price calculation is typically based on a percentage of the value of customer asset holdings in the advisory service programs at the end of a contractually defined measurement period.

Other Asset-Based and Transactional Revenues

Other asset-based and transactional revenues primarily include sponsorship program fees, affiliation fees and other revenues generated from our clearing firm relationship. Asset-based revenues based on a contractual percentage of customer asset holdings are recorded over the period the services are provided as performance obligations are met and satisfied when the customer is receiving and consuming the provided benefits. Transactional revenues are recorded at a point in time the services are provided as performance obligations are met and satisfied when the underlying service is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

As of December 31, 2019, LFS did not record any new assets on the Statement of Financial Condition related to costs to obtain or fulfill a contract with a customer.

3. Income Taxes

The income tax expense (benefit) was as follows:

	Year Ended December 31, 2019
Federal income tax expense (benefit):	
Current	$ (134,088)
Deferred	(350,267)
Federal income tax expense (benefit)	(484,355)
State income tax expense (benefit):	
Current	162,848
Deferred	(88,192)
State income tax expense	74,656
Total income tax expense (benefit)	$ (409,699)

A reconciliation of the effective tax rate differences was as follows:

	Year Ended December 31, 2019
Federal tax rate times pretax income	$ (465,052)
Effect of:	
State tax expense	58,978
Other	(3,625)
Total income tax expense	$ (409,699)
Effective tax rate	18.50%

The effective tax rate is the ratio of tax expense over pretax income.

3. Income Taxes (continued)

The income tax asset (liability) was as follows:

		December 31, 2019
Federal income tax asset (liability):		
Current	$	(45,307)
Deferred		250,111
Total federal income tax asset (liability)		204,804
State income tax asset (liability):		
Current		78,771
Deferred		69,043
Total state income tax asset (liability)		148,814
Total current income tax asset (liability)		33,464
Total deferred income tax asset (liability)		319,154
Total income tax asset (liability)	$	352,618

3. Income Taxes (continued)

Significant components of our deferred tax assets and liabilities were as follows:

		December 31, 2019
Deferred tax assets		
Planner loans	$	528,377
Accrued liabilities		89,779
SIT		69,043
Total deferred tax assets	$	687,199
Deferred tax liabilities		
AdviceNext[SM]		182,958
Other		185,087
Total deferred tax liabilities		368,045
Net deferred tax asset (liability)	$	319,154

Current federal income taxes payable is included in due from affiliates on the Statement of Financial Condition. Current state income taxes receivable is included in other assets on the Statement of Financial Condition. Net deferred tax liability is included in other liabilities on the Statement of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2019, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. We are currently not under examination by the Internal Revenue Service; however, tax years 2016 and forward remain open under the applicable statute of limitations.

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. For the year ended December 31, 2019, we recognized interest and penalty expense (benefit) related to uncertain tax positions of zero. There was no accrued interest and penalty expense related to the unrecognized tax benefits as of December 31, 2019.

There are no uncertain tax positions related to the Company in the current year.

4. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFS has entered into various cost-sharing agreements with affiliates. Additionally, costs are allocated to LFS by certain affiliates under common LNC control for corporate and administrative services and for certain securities-related and product-specific expenses pursuant to Master Services Agreements. Costs include, but are not limited to, expenses related to broker-dealer management and operations, home and field office, human resource administration, print and distribution, legal services, compliance, administrative expenses, information technology, and communication services. During 2019 the allocations were reported in our Statement of Income as follows:

	Year Ended December 31, 2019
Salaries, wages, and benefits	$ 10,596,432
Other general and administrative expenses	8,779,993
Total	$ 19,376,425

Due from affiliates and due to affiliates reported on the Statement of Financial Condition relate to the intercompany expense sharing and tax agreements.

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws and laws governing the activities of broker-dealers and registered investment advisers.

LFS is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding verdicts obtained in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2019. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFS's financial condition.

5. Contingencies (continued)

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

6. Net Capital Requirements

LFS operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250,000 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements.

	December 31, 2019
Minimum net capital requirement	$ 250,000
Net capital	8,484,602
Excess net capital	$ 8,234,602

7. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Supplementary Information

Lincoln Financial Securities Corporation

Schedule I – Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2019

Computation of net capital	
Stockholder's equity	$ 21,802,972
Less non-allowable assets:	
Commissions and fees receivable	1,640,189
Due from affiliates	11
Deferred tax asset	319,154
Other assets	10,105,587
Net property and equipment	881,366
Total non-allowable assets	12,946,307
Other deductions	5,363
Net capital before haircuts on securities positions	8,851,302
Haircuts on securities	366,700
Net capital	$ 8,484,602
Computation of alternate net capital requirements	
2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3	$ -
Greater of $250,000 or 2% of combined aggregate debit items	$ 250,000
Excess net capital	$ 8,234,602
Excess net capital at 120% of minimum net capital requirement	$ 8,184,602

No material differences exist between the audited financial statement computation of net capital and the computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2019.

Lincoln Financial Securities Corporation

Schedule II – Statement Regarding Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2019

Lincoln Financial Securities Corporation is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

Lincoln Financial Securities Corporation

Schedule III – Statement Regarding Information Relating to Possessions or Control of Securities Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2019

Lincoln Financial Securities Corporation did not maintain possession or control of any customer funds or securities and is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.